Itaú Unibanco's profit increases 18.2%[1] in 2024 and loan portfolio reaches R$1.4 trillion

In 2024, the bank reached R$ 28.7 billion in net distribution of earnings, an increase of 33.8% compared to 2023, which represents 69.4% of recurring managerial results.

São Paulo, February 5, 2025 - Itaú Unibanco's recurring managerial result totaled R$41.4 billion in 2024, up 18.2%[1] year-on-year with an annualized recurring managerial return on average equity of 22.2%, an increase of 120 bps. compared to 2023. This performance was due to the growth of 15.5% in the expanded loan portfolio in 2024 and was the main driver of the 7.1% increase in the financial margin with clients. Meanwhile, the credit quality indicators continued to improve over the year, which resulted in a reduction of 6.6% in the cost of credit for the period. This performance reflects the bank's ability to grow in a sustainable manner, with quality and profitability.

In R$ million (except where otherwise indicated)	4Q24	3Q24	%	2024	2023	%
Recurring Managerial Result[1]	10,884	10,675	**2.0%**	41,403	35,040	**18.2%**
Annualized Recurring Managerial Return on Average Equity	22.1%	22.7%	**-60 bps**	22.2%	21.0%	**120 bps**
Total Adjusted Loan Portfolio[2] (R$ billion)	1,359.1	1,278.0	**6.3%**	1,359.1	1,176.5	**15.5%**
NPL ratio (90-days) – Total	2.4%	2.6%	**-20 bps**	2.4%	2.8%	**-50 bps**

"2024 was marked by Itaú Unibanco consistent delivery of good results in all business lines. More than financial indicators, we closed the year with many significant advances in our customer centricity strategy, with continuous growth of our engagement and satisfaction rates. We are thrilled about the possibilities this era of experiences holds for the bank and our clients."

Milton Maluhy Filho
Itaú Unibanco's CEO

The individuals portfolio grew mainly driven by the increases of 11.1% in mortgage loans, 9.9% in vehicle financing and 8.8% in personal loans. The companies loan portfolio was up 16.4% in the 12-month period with significant growth in the government program portfolio, which offers better credit guarantee rates, especially the FGI (Investment Guarantee Fund). Disregarding the effect of the foreign exchange rate variation on the loan portfolio, the growth was 10.2% on a year-on-year basis.

The loan portfolio growth comes with a decrease in delinquency ratios. Non-performing loans over 90 days overdue (NPL 90) reached 2.4% in December 2024 and this reduction occurred for individuals, with highlights to the reductions in delinquency ratios in credit cards and vehicle financing, and for companies, in the very small, small and middle-market companies segment.

In addition to the improvement in credit, another highlight in 2024 was the increase in commissions and fees and result from insurance operations, which was up 7.2% in 2024 when compared to 2023. Noteworthy were the growth of 37.8% in advisory and brokerage services, one of the best annual results of its history in Capital Markets – Fixed Income (DCM), the increase of 12% in asset management operations and the growth of 13.8% in result from insurance operations in 2024.

Non-interest expenses reached R$62.1 billion in 2024, an increase of 6.8% in relation to 2023, driven by the ongoing investments in technology and service platform. Core costs in Brazil, associated with the bank's day-to-day routine, were up 4.4% in the year, whereas inflation for the

[1] Excluding the result of the Argentina operation in 2023.

[2] Includes financial guarantees provided and corporate securities.

> "The relevant performance recorded in 2024 is the direct result of a very careful, consistent and precise management between risk and return, which became Itaú Unibanco's trademark. Accordingly, for one more year we managed to focus on long-term value creation, translated into sustainable performance."
>
> **Gabriel Moura**
> **Itaú Unibanco's CFO**

period was 4.83% (IPCA). Itaú Unibanco´s commitment to cost management is reflected in the efficiency ratio of the bank, which, in 2024, was 39.5% on a consolidated basis and 37.7% in Brazil, both at the lowest level of the historical series in a single year.

These good results in 2024 led to a significant organic capital accumulation, which enabled Itaú Unibanco to announce, as of today, the distribution of additional earnings of R$18 billion, of which R$3 billion will be allocated for stock buyback and cancellations throughout 2025 and R$15 billion for payment of dividends and interest on capital. With the announcement, the bank totals R$28.7 billion – 69.4% of the recurring managerial result earned in 2024 – distributed to stockholders in 2024, an increase of 33.8% compared to the distribution in 2023, reinforcing its commitment to the creation of value for its investors.

As part of Itaú Unibanco's continuous focus on transforming the customer experience and, through the hyper customization, offer a unique bank to each client, in 2024, the bank migrated 5.3 million clients to its Superapp and, by the end of 2025, the number of migrated clients should reach 15 million.

Reinforcing its corporate governance practices with the market and its stockholders, Itaú Unibanco discloses its 2025 consolidated forecast, according to the table below as follows:

	Consolidated (Res. 4,966 criteria)
Total credit portfolio[1]	Growth between 4.5% and 8.5%
Financial margin with clients	Growth between 7.5% and 11.5%
Financial margin with the market	Between R$1.0 bn and R$3.0 bn
Cost of credit[2]	Between R$34.5 bn and R$38.5 bn
Commissions and fees and results from insurance operations[3]	Growth between 4.0% and 7.0%
Non-interest expenses	Growth between 5.5% and 8.5%
Effective tax rate	Between 27.0% and 29.0%

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Further information on Itaú Unibanco earnings is available on Itaú Unibanco's Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/en/.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br